Filed pursuant to Rule 424(b)(3)

File No. 333-216820

UNITED STATES AGRICULTURE INDEX FUND

Supplement 2 dated December 15, 2017

to

Prospectus dated April 28, 2017

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of United States Agriculture Index Fund (“USAG”) dated April 28, 2017, as amended by Supplement 1 dated September 5, 2017 to the Prospectus dated April 28, 2017 (the “Prospectus”). Please read it and keep it with your Prospectus for future reference.

The United States Commodity Index Funds Trust is addressing the operation of the monthly allocation convention of profits and losses for shareholders of USAG and clarifying the application of the section 754 election, as discussed in the Prospectus. Accordingly, under “ADDITIONAL INFORMATION ABOUT USAG, ITS INVESTMENT OBJECTIVE AND INVESTMENTS”; “U.S. Federal Income Tax Considerations”; “U.S. Shareholders”; “Tax Consequences of Ownership of Shares”; the sections entitled “Monthly Conventions for Allocations of USAG’s Profit and Loss and Capital Account Restatement.” and “Section 754 election,” beginning on page 44, are deleted in their entirety and replaced with the following:

Monthly Conventions for Allocations of USAG’s Profit and Loss and Capital Account Restatement. Under Code section 704, the determination of a partner’s distributive share of any item of income, gain, loss, deduction or credit is governed by the applicable organizational document unless the allocation provided by such document lacks “substantial economic effect.” An allocation that lacks substantial economic effect nonetheless will be respected if it is in accordance with the partners’ interests in the partnership, determined by taking into account all facts and circumstances relating to the economic arrangements among the partners. Subject to the discussion below, concerning certain conventions to be used by USAG, allocations of USAG income pursuant to the Trust Agreement should be considered as having substantial economic effect or as being in accordance with a shareholder’s interest in USAG.

In situations where a partner’s interest in a partnership is sold or otherwise transferred during a taxable year, the Code generally requires that partnership tax items for the year be allocated to the partner using either an interim closing of the books or a daily proration method. USAG allocates tax items using an interim closing of the books method under which income, gain, loss, deductions and credits are determined on a monthly “mark-to-market” basis, taking into account USAG’s accrued income and deductions and gains and losses (both realized and unrealized) for the month. The tax items for each month during the taxable year will then be allocated among the holders of shares in proportion to the number of shares owned by them as of the close of business on the last trading day of the previous month (the “monthly allocation convention”).

Under the monthly allocation convention, an investor who holds a share as of the close of business on the last trading day of the previous month will be treated for purposes of making allocations as if it owned the share throughout the current month even if such investor disposes of such share during the current month. For example, an investor who buys a share on April 10 of a year and sells it on May 20 of the same year will be allocated all of the tax items attributable to May (because he is deemed to hold it through the last day of May) but will not be allocated any of the tax items attributable to April. The tax items attributable to that share for April will be allocated to the person who is the actual or deemed holder of the share as of the close of business on the last trading day of March.

Under the monthly convention, an investor who purchases and sells a share during the same month, and therefore does not hold (and is not deemed to hold) the share at the close of business on the last trading day of either that month or the previous month, will receive no allocations with respect to that share for any period. Accordingly, investors may receive no allocations with respect to shares that they actually held, or may receive allocations with respect to shares attributable to periods that they did not actually hold the shares.

By investing in shares, a U.S. Shareholder agrees that, in the absence of new legislation, regulatory or administrative guidance, or judicial rulings to the contrary, it will file its U.S. income tax returns in a manner that is consistent with the monthly allocation convention as described above and with the IRS Schedule K-1 or any successor form provided to shareholders by the Trust.

In addition, for any month in which a Creation Basket is issued or a Redemption Basket is redeemed, USAG generally will credit or debit the “book” capital accounts of its existing shareholders with any unrealized gain or loss, on USAG’s assets. The capital accounts as adjusted in this manner will be used in making tax allocations intended to account for the differences between the tax basis and fair market value of assets of USAG at the time new shares are issued or outstanding shares are redeemed (so-called “reverse Code section 704(c) allocations”). The intended effect of these adjustments is to equitably allocate among shareholders any unrealized appreciation or depreciation in USAG’s assets existing at the time of a contribution or redemption for book and tax purposes.

USCF believes that application of the conventions described above is consistent with the intent of the partnership provisions of the Code and the applicable Treasury Regulations, and that the resulting allocations should have substantial economic effect or otherwise should be respected as being in accordance with shareholders’ interests in USAG for federal income tax purposes. The Code and existing Treasury Regulations do not expressly permit adoption of these conventions, although the monthly allocation convention described above is consistent with methods permitted under the applicable Treasury Regulations, as well as the legislative history for the provisions that require allocations to appropriately reflect changes in ownership interests. It is possible that the IRS could successfully challenge USAG’s allocation conventions on the ground that they do not satisfy the technical requirements of the Code or Treasury Regulations, requiring a shareholder to report a greater or lesser share of items of income, gain, loss, deduction, or credit than if our conventions were respected. USCF is authorized to revise our allocation method to conform to the requirements of future Treasury Regulations.

The conventions used by USAG in making tax allocations may cause a shareholder to be allocated more or less income or loss for federal income tax purposes than its proportionate share of the economic income or loss realized by USAG during the period it held its shares. This mismatch between taxable and economic income or loss in some cases may be temporary, reversing itself in a later year when the shares are sold, but could be permanent. For example, a shareholder could be allocated income accruing before it purchased its shares, resulting in an increase in the basis of the shares (see “Tax Basis of Shares”, below). On a subsequent disposition of the shares, the additional basis might produce a capital loss the deduction of which may be limited (see “Limitations on Deductibility of Losses and Certain Expenses”, below).

Section 754 election. USAG intends to make the election permitted by section 754 of the Code, which election is irrevocable without the consent of the IRS. The effect of this election is that in connection with a secondary market sale, USAG adjusts the purchaser’s proportionate share of the tax basis of its assets to fair market value, as reflected in the price paid for the shares, as if the purchaser had directly acquired an interest in USAG’s assets. The section 754 election is intended to eliminate disparities between a partner’s basis in its partnership interest and its share of the tax bases of the partnership’s assets, so that the partner’s allocable share of taxable gain or loss on a disposition of an asset will correspond to its share of the appreciation or depreciation in the value of the asset since it acquired its interest. Depending on the price paid for shares and the tax bases of USAG’s assets at the time of the purchase, the effect of the section 754 election on a purchaser of shares may be favorable or unfavorable. In order to make the appropriate basis adjustments in a cost-effective manner, USAG will use certain simplifying conventions and assumptions. In particular, all transfers of shares in USAG will be deemed to take place at a price (the “single monthly price”) equal to the value of such share at the end of the Business Day during the month in which the transfer takes place on which the value of a share is lowest at close of the market. Adjustments to be made under Sections 734(b) and 743(b) of the Code will be made using the same monthly convention, including by reference to the single monthly price. It is possible the IRS will successfully assert that the conventions and assumptions applied are improper and require different basis adjustments to be made, which could adversely affect some shareholders.

Under “ADDITIONAL INFORMATION ABOUT USAG, ITS INVESTMENT OBJECTIVE AND INVESTMENTS”, immediately following the section entitled “Backup Withholding” on page 51, insert the following section:

Tax Agent

The beneficial owners who are of a type, as identified by the nominee through whom their Shares are held, that do not ordinarily have U.S. federal tax return filing requirements, collectively, Certain K-1 shareholders, have designated the Sponsor as their tax agent, or the Tax Agent, in dealing with the Trust. In light of such designation and pursuant to Treasury Regulation section 1.6031(b)-1T(c), as amended from time to time, the Trust will provide to the Tax Agent Certain K-1 shareholders’ statements as such term is defined under Treasury Regulation section 1.6031(b)-1T(a)(3), as amended from time to time.

In addition to the amendments to the Trust Agreement to reflect certain tax changes as described above, other changes have been made to the Trust Agreement which required updating of certain sections of the Prospectus as set forth below:

Under “ADDITIONAL INFORMATION ABOUT USAG, ITS INVESTMENT OBJECTIVE AND INVESTMENTS”; “Liability and Indemnification”; the section entitled “Governing Law; Consent to Delaware Jurisdiction” on page 42, is deleted in its entirety and replaced with the following:

Governing Law; Consent to Delaware Jurisdiction

The rights of USCF, the Trust, USAG, DTC (as registered owner of USAG’s global certificate for shares) and the shareholders are governed by the laws of the State of Delaware. USCF, the Trust, USAG and DTC and, by accepting shares, each DTC Participant and each shareholder, consent to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware. Such consent is not required for any person to assert a claim of Delaware jurisdiction over USCF, the Trust or USAG.